EXHIBIT 99.1 Notice to ASX/LSE Rio Tinto Executive Committee changes 11 September 2020 Following the publication on 24 August 2020 of the Board Review of Cultural Heritage Management (the Board Review), undertaken in response to the destruction of the Juukan rockshelters in May 2020, the Board of Rio Tinto has engaged extensively with shareholders, Traditional Owners, Indigenous leaders and other stakeholders. While there is general recognition of the transparency of the Board Review and support for the changes recommended, significant stakeholders have expressed concerns about executive accountability for the failings identified. By mutual agreement, J-S Jacques will step down from his role as an executive director and Chief Executive of the Group. A process to identify his successor is underway. J-S will remain in his role until the appointment of his successor or 31 March 2021, whichever is earlier. This will ensure business continuity to maintain the strong performance of the Group’s global operations during COVID-19. Chris Salisbury will step down as Chief Executive, Iron Ore with immediate effect and will leave Rio Tinto on 31 December 2020. Ivan Vella, currently Managing Director for Rail, Port & Core Services within Rio Tinto Iron Ore, will replace him on an interim basis, following a handover period with Chris. Simone Niven will step down as Group Executive, Corporate Relations, and will leave the Group on 31 December 2020 after completing an orderly transition of her responsibilities. As previously announced, Rio Tinto is establishing a new Social Performance assurance function, reporting to Mark Davies, Group Executive, HSE, Technical and Projects, to strengthen oversight of communities and heritage practices and performance within the operations. In order to enhance Board engagement in Australia, Simon McKeon, non-executive director, is appointed Senior Independent Director, Rio Tinto Limited with immediate effect. This newly created Board role will complement the existing Senior Independent Director role, which will continue to be performed by Sam Laidlaw for Rio Tinto plc. Rio Tinto chairman Simon Thompson said: “What happened at Juukan was wrong and we are determined to ensure that the destruction of a heritage site of such exceptional archaeological and cultural significance never occurs again at a Rio Tinto operation. We are also determined to regain the trust of the Puutu Kunti Kurrama and Pinikura people and other Traditional Owners. We have listened to our stakeholders’ concerns that a lack of individual accountability undermines the Group’s ability to rebuild that trust and to move forward to implement the changes identified in the Board Review.” “I would like to thank J-S for his strong leadership of the Group since becoming Chief Executive in 2016. During that time, he has led the best safety performance in Rio Tinto’s history, simplified the portfolio, divested the Group’s coal assets, established a clear strategy to address climate change and generated exceptional shareholder returns. His leadership during the COVID-19 pandemic, in particular, has been exemplary. “I would also like to thank Chris and Simone for the contribution both have made to the success of Rio Tinto over many years. I know that all three individuals, like the rest of the Board, deeply regret the destruction of the Juukan rockshelters. “I am grateful to Simon for agreeing to assume the new Senior Independent Director role of Rio Tinto Limited. He is committed, as I am, to enhancing the Board’s engagement in Australia and working with stakeholders to deliver the changes set out in the Board Review. Page 1 of 3

“Rio Tinto is a financially and operationally robust business with world-class assets, a clear strategy and outstanding people. We are determined to learn the lessons from Juukan and to re-establish our reputation as a leader in communities and heritage management.” The separation terms, including the retention of long term incentive awards, for all three individuals are in line with our Group Remuneration Policy and their applicable contractual terms. They will continue to be subject to the financial penalties previously disclosed in the Board Review. The details of the separation arrangements will be disclosed as appropriate. This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 and is authorised for release to the market by Rio Tinto’s Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State. Notes to editors Ivan Vella has been an integral part of Rio Tinto’s Iron Ore business for four years in his role as Managing Director Rail, Port & Core Services. He was previously Chief Operating Officer for Rio Tinto’s Coal business following a period working in the Copper product group in Mongolia, where he was Chief Operating Officer of the Oyu Tolgoi mine. Prior to joining Rio Tinto in 2003, Ivan worked for Deloitte Consulting. Page 2 of 3

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